Exhibit 99.71

NexGen Assays at Arrow return holes with 5 continuous GTs greater than 100 inside and outside the A2 High Grade Domain

Vancouver, BC, October 3, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for six holes from our summer drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

At Arrow, holes drilled from both northwest to southeast (original) and southeast to northwest (scissor) directions have encountered significant high grade uranium mineralization within and outside the A2 High Grade Domain.

Highlighting this batch of results, hole AR-16-92c3 intersected two continuous intervals with grade x thicknesses (“GT” as %U3O8 x meters) of 144 and 115 that pierced 30 m below the A2 High Grade Domain. These two intervals were separated by 4 meters of core length in the hole. In addition, scissor holes AR-16-93c2 intersected a continuous GT of 279 in the Sub-Zone near the top of the A2 High Grade Domain, AR-16-91c4 returned a continuous GT of 215, and AR-16-93c1 returned a continuous GT of 163.

In the new A1 discovery area, scissor holes AR-16-91c4 and -93c2 both intersected significant intervals of uranium mineralization.

Highlights:

A2 High Grade Domain

•	Scissor hole AR-16-93c2 (109 m up-dip and northeast from AR-15-44b) intersected 53.0 m at 5.27% U3O8 (452.5 to 505.5 m) including 12.0 m at 20.21% U3O8 (480.5 to 492.5 m) and 2.0 m at 68.00% U3O8 (485.5 to 487.5 m).

•	Hole AR-16-92c3 (91 m down-dip and southwest from AR-15-44b) intersected 14.0 m at 8.21% U3O8 (611.0 to 625.0 m) including 5.0 m at 18.75% U3O8 (620.0 to 625.0 m) and an additional interval of 12.0 m at 12.02% U3O8 (629.0 to 641.0 m) including 7.0 m at 20.44% U3O8 (629.0 to 636.0 m).

•	Scissor hole AR-16-91c4 (70 m up-dip and northeast from AR-15-44b) intersected 43.5 m at 4.95% U3O8 (497.5 to 541.0 m) including 12.0 m at 16.70% U3O8 (527.0 to 539.0 m).

•	Scissor hole AR-16-93c1 (13 m up-dip and northeast from AR-15-44b) intersected 54.0 m at 3.02% U3O8 (447.0 to 501.0 m) including 5.0 m at 26.22% U3O8 (472.5 to 477.5 m).

A1 Shear New Discovery Area

•	Scissor hole AR-16-91c4 (25 m down-dip and northeast from AR-16-84c1) intersected 32.0 m at 1.19% U3O8 (695.5 to 727.5 m) and an additional 48.0 m at 0.30% U3O8 (630.5 to 678.5 m).

•	Scissor hole AR-16-93c2 (34 m up-dip and northeast from AR-16-84c1) intersected 24.0 m at 1.31% U3O8 (697.5 to 721.5 m).

Table 1: Higher Grade A2 Sub-Zone Drill Hole Comparison

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

Winter 2016	AR-16- 81c3[2]	AR-16- 76c4[2]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86c1[2]	AR-16- 74c1[2]	AR-16- 63c2[2]	AR-16- 91c2[2]	AR-16- 64c3[2]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 72c2[2]	AR-16- 78c1[2]	AR-16- 78c4[2]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Continuous GT (Grade x Thickness) =	395	142 and 63	762	761	203	274 and 124	394	160 and 35	638 and 604	514	172 and 92	541	338	156 and 45	485	660 and 88 and 67

Summer 2016	AR-16- 92c3[1]	AR-16- 98c2[1]	AR-16- 93c2[1]	AR-16- 96c2[1]	AR-16- 91c4[1]
Total composite mineralization =	49.5m	85.0m	69.5m	60.5m	78.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	7.1m	3.3m	8.15m	8.9m	6.1m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.4m	1.0m	1.5m	3.5m	2.05
Total Off-scale (>61,000 cps)[3] =	2.3m	5.75m	1.5m	1.0m	1.5m
Continuous GT (Grade x Thickness) =	115 and 144	Assays Pending	279	Assays Pending	215

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Activities & Financial

•	The summer 2016 program of seven drill rigs has been extended and will conclude late October 2016.

•	The Company has cash on hand of approximately $85 million.

A three-dimensional view of the A2 High Grade Domain, long sections of the A1 and A2 shears, and a plan map are shown in Figures 1 to 4. Table 2 shows complete assay results.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “The high grade assay intervals returned from each drill hole reported herein exhibit the robust nature of the Arrow Deposit. The A2 High Grade Domain continues to expand, while the new high grade zone within the A1 Shear has returned superb results which requires substantial drilling to properly assess the large untested surrounding areas.”

Leigh Curyer, Chief Executive Officer commented: “These assay results are meeting the summer program objectives of Arrow infill and expansion drilling in demonstrating strong continuity of the A2 High Grade Domain and increasing the area of defined mineralization in the A1 shear. Summer drilling has been extended to the end of October 2016 with the Company targeting an updated Arrow resource for the first half of 2017.”

Figure 1: Three-Dimensional View of the A2 High Grade Domain

AR-16-94c1
AR-16-93c2
Plunge: 00
Azimuth: 280
Looking SW
5.0
2.0
1.0
0.2
0.05
0.01
U3O8 %
AR-16-93c1
235 m
30m
AR-16-92c3
AR-16-92c1
AR-16-92c2
A1 Shear Intersections

Arrow Deposit
A2 High Grade Domain
AR-16-91c4, AR-16-92c1/c3/c3, AR-16-93c2

NexGen Energy Ltd.

Figure 2: A2 Mineralized Long Section (close-up)

NexGen
Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
11.56% — % U3O8
56.5m — Length
Denotes vertical intersection
A2 High Grade Domain Arrow Maiden Resource
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Small diameter pierce points were drilled in 2014 and 2015
The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A2 Shear - Longitudinal Section
400m
450m
500m
550m
600m
30
93c1
3.02%
54.0m
93c2
5.27%
53.0m
91c4
4.95%
43.5m
92c3
8.21%
14.0m
and
12.02%
12.0m
92c1
0.99%
58.5m
and
1.43%
19.5m
92c2
1.53%
20.5m
86c2
85c3
85c4
86c1
98c1
91c3
98c2
85c1
80c1
81c1
80c2
85c2
91c1
64c1
78c1
80c3
76c1
63c1
91c2
84c1
78c2
81c2
80c4
76c2
64c2
84c3
81c3
76c3
63c3
63c2
78c3
84c2
76c4
64c3
74c1
84c4
78c4
74c2
72c1
96c1
74c4
72c2
92c4
96c2
96c3
74c3
61c3

Figure 3: A1 Mineralized Long Section

NexGen
Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
11.56% — % U3O8
56.5m — Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Small diameter pierce points were drilled in 2014 and 2015
The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A1 Shear - Longitudinal Section
300m
400m
500m
600m
360m
93c1
93c2
1.31%
24.0m
91c4
1.19%
32.0m
and
0.30%
48.0m

Figure 4: Arrow Drill Hole Locations

Table 2: Arrow Deposit Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-91c4	327	-70	855.00	132.20	400.50	403.00	2.50	0.04
					406.00	409.00	3.00	0.04
					412.00	413.00	1.00	0.06
					416.00	422.00	6.00	0.05
					425.00	450.00	25.00	0.21
					457.00	458.00	1.00	0.08
					463.50	479.00	15.50	0.15
					497.50	541.00	43.50	4.95
				incl.	527.00	539.00	12.00	16.70
					551.50	557.00	5.50	2.61
					573.50	576.00	2.50	0.03
					590.50	592.00	1.50	0.03
					602.00	609.00	7.00	0.05
					623.00	627.00	4.00	0.02
					630.50	678.50	48.00	0.30
					685.50	692.50	7.00	0.12
					695.50	727.50	32.00	1.19
					732.50	734.00	1.50	0.25
AR-16-92c1	147	-67	930.00	111.00	535.50	542.00	6.50	0.16
					544.50	546.50	2.00	0.75
					549.50	550.50	1.00	2.06
					558.00	558.50	0.50	0.07
					566.00	624.50	58.50	0.99
					627.50	647.00	19.50	1.43
					650.00	654.00	4.00	0.07
					678.00	684.50	6.50	0.02
					707.50	708.50	1.00	0.05
					731.00	734.00	3.00	0.10
					737.50	738.50	1.00	0.04
					744.50	745.50	1.00	0.03
					748.50	750.00	1.50	0.02
					762.50	763.50	1.00	0.05
					773.00	773.50	0.50	0.02
					781.00	781.50	0.50	0.07
					784.50	792.50	8.00	0.09
					801.00	802.00	1.00	0.02

					810.00	824.50	14.50	0.23
					827.00	848.50	21.50	0.07
					851.00	863.00	12.00	0.15
					869.00	870.00	1.00	1.38
					872.50	873.00	0.50	0.05
					882.50	884.50	2.00	0.48
					913.50	915.00	1.50	0.02
					922.50	923.00	0.50	0.03
AR-16-92c2	147	-67	1052.00	111.00	562.00	575.00	13.00	0.04
					585.00	586.50	1.50	0.10
					592.00	592.50	0.50	0.21
					596.00	597.00	1.00	0.21
					604.50	621.00	16.50	0.42
					627.00	628.00	1.00	0.31
					630.50	632.50	2.00	0.07
					637.50	658.00	20.50	1.53
					664.50	665.50	1.00	0.06
					668.00	668.50	0.50	0.12
					672.50	676.00	3.50	0.05
					744.50	748.00	3.50	0.03
					775.50	801.50	26.00	0.09
					810.00	813.50	3.50	0.02
					817.50	821.00	3.50	0.03
					829.00	830.50	1.50	0.07
					835.50	840.00	4.50	0.18
					858.00	859.00	1.00	0.12
					861.50	867.50	6.00	0.04
					875.50	877.00	1.50	0.02
					891.00	894.50	3.50	0.15
					898.00	898.50	0.50	0.06
					902.50	908.00	5.50	0.04
					910.50	914.50	4.00	0.02
					917.00	920.50	3.50	0.38
					923.00	925.50	2.50	0.24
					929.50	931.50	2.00	0.06
					939.00	946.50	7.50	0.25
					971.00	978.00	7.00	0.18
					983.50	984.50	1.00	6.82
					988.00	989.50	1.50	0.35
					997.50	1010.00	12.50	0.53
AR-16-92c3	147	-67	972.00	111.00	529.00	550.00	21.00	0.11

					553.00	562.50	9.50	0.11
					570.50	571.00	0.50	0.05
					575.00	576.50	1.50	0.05
					599.00	599.50	0.50	0.04
					602.00	608.00	6.00	0.23
					611.00	625.00	14.00	8.21
				incl.	620.00	625.00	5.00	18.75
					629.00	641.00	12.00	12.02
				incl.	629.00	636.00	7.00	20.44
					645.00	660.00	15.00	0.13
					664.00	674.50	10.50	0.05
					686.00	687.00	1.00	0.05
					696.50	700.50	4.00	0.19
					713.00	716.00	3.00	0.06
					722.50	723.00	0.50	0.04
					774.00	774.50	0.50	0.08
					791.00	795.50	4.50	0.13
					815.00	824.00	9.00	0.17
					829.50	830.50	1.00	1.24
					833.50	834.00	0.50	0.23
					846.00	847.00	1.00	1.73
					874.00	876.50	2.50	0.07
					881.50	882.00	0.50	0.18
					898.50	900.00	1.50	0.09
AR-16-93c1	327	-69	849.00	138.00	418.00	420.50	2.50	0.04
					424.50	436.50	12.00	0.11
					441.50	444.00	2.50	0.03
					447.00	501.00	54.00	3.02
				incl.	472.50	477.50	5.00	26.22
					509.00	511.00	2.00	0.56
					604.00	605.00	1.00	0.12
					626.50	643.00	16.50	0.05
					678.00	679.00	1.00	0.01
					694.00	711.50	17.50	0.10
					746.00	750.50	4.50	0.18
AR-16-93c2	327	-69	834.00	138.00	400.50	402.00	1.50	0.10
					411.50	414.00	2.50	0.05
					427.00	431.50	4.50	0.03
					436.50	448.50	12.00	0.07
					452.50	505.50	53.00	5.27
				incl.	480.50	505.50	25.00	10.87

incl.	480.50	492.50	12.00	20.21
incl.	485.50	487.50	2.00	68.00
	508.50	525.00	16.50	2.93
	563.50	564.50	1.00	0.03
	594.00	595.00	1.00	0.07
	607.50	617.00	9.50	0.05
	624.00	628.00	4.00	0.54
	655.50	662.50	7.00	0.02
	665.00	669.00	4.00	0.74
	679.00	681.00	2.00	0.19
	697.50	721.50	24.00	1.31
	734.50	737.50	3.00	0.03

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP- MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and a further resource estimate. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.